Asx Announcement

(ASX: NVX)

EXHIBIT 99.1

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Share Purchase Plan – ASX Approves Waivers from Listing Rule 7.1 and 10.11

BRISBANE, Australia, December 24, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce that the ASX has approved the waivers sought in relation to the Share Purchase Plan ("SPP") announced on 26 November 2024.

As previously announced, the Company applied for waivers from ASX Listing Rules 7.1 and 10.11 ("Waivers") to permit the Company to issue new shares under the SPP, without shareholder approval at an issue price of $0.60 per new share to eligible shareholders (being the same issue price as the institutional placement and the conditional placement). The Company applied for the Waivers as the offer price of $0.60 per new share under the SPP was less than 80% of the 5-day VWAP (calculated from 25 November 2024, being the last trading day immediately before the announcement of the SPP).

As a result of the waivers being granted, the Company will not require shareholder approval for the issue of new shares under the SPP at the upcoming Extraordinary General Meeting, expected to be held on 22 January 2025.

The Waivers from the ASX have been provided on the following conditions:

•
the issue price of the shares offered under the SPP will be no less than the issue price of shares issued under the placements announced by the Company on 26 November 2024, being $0.60 per new share;
•
the number of shares to be issued under the SPP is not greater than 30% of the number of fully paid ordinary shares already on issue; and
•
with respect to Listing Rule 10.11 only, any scale back arrangements must not result in any director or associate of a director being scaled back on a more favourable basis than any other holder of a marketable parcel who is scaled back.

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

SPP Timetable

Following the receipt of the Waivers, the timetable for the SPP is as follows (per the SPP Offer Booklet released on 3 December 2024):

Event	Date (and time if relevant)
Record date for the SPP	7:00pm on Monday, 25 November 2024
Dispatch of SPP Booklet and SPP opens	10:00am on Tuesday, 3 December 2024
SPP closes	5:00pm on Friday, 10 January 2025
SPP results announcement	On or about Wednesday, 15 January 2025
Allotment date	On or about Thursday, 16 January 2025
Commencement of trading of shares under the SPP and dispatch of holding statements	On or about Friday, 17 January 2025
Shareholder meeting to approve conditional placement	Wednesday, 22 January 2025

Note: All dates are indicative only and subject to change. All dates and times are Sydney time, unless otherwise specified. The commencement of trading and quotation of SPP shares is subject to confirmation from ASX. Subject to the requirements of the Corporations Act, the ASX Listing Rules and other applicable rules, NOVONIX reserves the right to amend this timetable at any time, including extending the period for the SPP or accepting late SPP applications, either generally or in particular cases, without notice.

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

ACN 157 690 830, Level 38, 71 Eagle Street, Brisbane QLD 4000, Australia | novonixgroup.com